                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


For the month of: October 2001                  Commission File Number: 1-12384


                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                        CALGARY, ALBERTA, CANADA, T2P 2V5


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                                      Form 40-F    X
                  -------                                        -------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                                                   No    X
            -------                                              -------


If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A

                                  EXHIBIT INDEX

       EXHIBIT                          DESCRIPTION OF EXHIBIT
--------------------------------------------------------------------------------

EXHIBIT 1               3RD QUARTER REPORT TO SHAREHOLDERS, INCLUDING THE
                        INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS AND
                        FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER
                        30, 2001

                                    EXHIBIT 1

FOR IMMEDIATE RELEASE

OCTOBER 24, 2001

Third Quarter 2001 (For the period ended September 30, 2001)

                     SUNCOR ENERGY GROWTH STRATEGY ON TRACK
                         PROJECT MILLENNIUM PRODUCES OIL

THIRD QUARTER SUMMARY

ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS NOTED OTHERWISE. NATURAL GAS CONVERTS TO BARRELS OF OIL EQUIVALENT AT A 6:1 RATIO (SIX MILLION CUBIC FEET OF NATURAL GAS CONVERTS TO ONE BARREL OF OIL EQUIVALENT). THE FOLLOWING SUMMARY IS QUALIFIED BY THE MANAGEMENT'S DISCUSSION & ANALYSIS.

- Third quarter net earnings were $73 million, up from $50 million in the third quarter of 2000. Cash flow from operations for the quarter was $177 million, compared with $229 million during the same period last year.

- Net earnings for the first nine months of 2001 were $362 million, compared with net earnings of $266 million for the same period in 2000. Cash flow from operations for the first nine months of 2001 was $698 million, compared with $742 million during the same period in 2000.

- Suncor's production during the third quarter averaged 149,700 barrels of oil equivalent (BOE) per day, compared with 153,900 BOE per day during the same period last year. The nine-month production average was 146,400 BOE per day, compared with 157,800 BOE per day during the same period in 2000.

- Project Millennium construction is nearly complete and commissioning of all the new facilities is on schedule.

- On October 17 oil was produced for the first time from the new upgrader. This marked an important milestone in the commissioning of the project and Suncor's goal to increase oil production capacity to 225,000 barrels per day by year-end.

- During the quarter Suncor issued $500 million of 10-year Medium Term Notes, which was applied to repay existing borrowings.

DECLINING COMMODITY PRICES IMPACTS THIRD QUARTER OPERATIONAL EARNINGS

Suncor Energy Inc. reported third quarter net earnings of $73 million, up from $50 million in the third quarter of 2000. Operational earnings for the quarter were $100 million, compared to operational earnings of $111 million in the third quarter of 2000.

Cash flow from operations for the quarter was $177 million, compared with $229 million during the same period last year. Operational cash flow in the quarter was $238 million compared to $252 million during the third quarter of 2000.

Net earnings for the first nine months of 2001 were $362 million, compared with net earnings of $266 million for the same period in 2000. Year-to-date operational earnings were $363 million compared to operational earnings of $306 million for the same period last year.

Cash flow from operations for the first nine months of 2001 was $698 million, compared with $742 million during the same period last year. Year-to-date operational cash flow was $819 million, compared to $773 million for the same period last year.

Suncor's production during the third quarter averaged 149,700 barrels of oil equivalent (BOE) per day, compared with 153,900 BOE per day the year before. The nine-month production average for 2001 was 146,400 BOE per day, compared with 157,800 BOE per day during the same period in 2000. The decline in production was due to a nine-day maintenance shutdown at Oil Sands during the second quarter and property divestments in Natural Gas last year.

"The decline in commodity prices can be seen in our operational earnings for the quarter," said Rick George, president and chief executive officer. "But Suncor is focused on a strategy to deliver shareholder value for the long term. Through increased production and lower operating costs our plan is to consistently deliver improved results even through changes in market cycles."

PROJECT MILLENNIUM PRODUCES OIL

Suncor's growth plan hit a significant milestone on October 17 when portions of the new upgrader, built as part of Project Millennium, produced oil for the first time.

"During the past three months, Suncor reached a variety of operational achievements almost every day. Mining and extraction were the first to cross the finish line when our new plants processed the first oil sands ore from the Millennium mine," said George. "But it was when we produced the first oil from the upgrading plants' cokers that we celebrated that Project Millennium's construction phase had nearly ended and a new beginning of expanded production for Suncor was underway."

Project Millennium commissioning will continue for the balance of the year with a goal of increasing production capacity to 225,000 barrels per day by 2002.

"Although first oil production is an important step, we're still focused on wrapping up construction and working towards completing all plant commissioning," said George. "Steady, reliable production is our goal as we work to provide an additional 40 million barrels per year of oil to the North American energy market.

"Over the next few months we can expect some challenges and most likely, some volatility in production. However, we're on the home stretch for achieving our growth plans and our vision of doubling oil production."

MANAGEMENT'S DISCUSSION AND ANALYSIS - SEPTEMBER 30, 2001

ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS NOTED OTHERWISE. NATURAL GAS CONVERTS TO BARRELS OF OIL EQUIVALENT AT A 6:1 RATIO (SIX MILLION CUBIC FEET OF NATURAL GAS CONVERTS TO ONE BARREL OF OIL EQUIVALENT).

This Management Discussion and Analysis should be read in conjunction with the attached September 30, 2001 unaudited consolidated statements of earnings, consolidated statements of changes in shareholders' equity, consolidated balance sheets, consolidated statements of cash flows and notes to the consolidated financial statements. Readers should also refer to Suncor's 2000 Management's Discussion and Analysis ("Annual MD&A") on pages 28-53 of Suncor's 2000 Annual Report, Suncor's 2000 Annual Information Form ("2000 AIF") and the first and second quarter shareholder reports issued this year.

---------------------------------------------------------------------------------------------------------------------
Industry Indicators                3 MONTHS ENDED          3 months           9 MONTHS ENDED          9 months
(Average for the period)             SEPT. 2001         ended Sept. 30,       SEPT. 30, 2001       ended Sept. 30,
                                                             2000                                       2000
---------------------------------------------------------------------------------------------------------------------
West Texas Intermediate (WTI)          26.50                 31.60                27.70                 29.65
crude oil U.S.$/barrel at
Cushing
---------------------------------------------------------------------------------------------------------------------
Light/heavy crude oil                   6.90                  5.40                 9.75                  4.80
differential U.S.$/barrel -
WTI @ Cushing/Bow River @
Hardisty
---------------------------------------------------------------------------------------------------------------------
Natural gas U.S.$/thousand              3.00                  4.30                 5.00                  3.40
cubic feet @ Henry Hub
---------------------------------------------------------------------------------------------------------------------
Natural gas (Alberta spot)              3.70                  5.00                 6.90                  3.00
Cdn$/thousand cubic feet @
Empress
---------------------------------------------------------------------------------------------------------------------
New York Harbour 3-2-1 crack*           3.85                  5.70                 5.10                  5.35
U.S.$/barrel
---------------------------------------------------------------------------------------------------------------------
Exchange rate: Cdn$:U.S.$               0.65                  0.68                 0.65                  0.68
---------------------------------------------------------------------------------------------------------------------
* New York Harbour 3-2-1 crack is an industry indicator measuring the margin on a barrel of oil for gasoline and distillate.
---------------------------------------------------------------------------------------------------------------------

Suncor's future financial performance is closely linked to the above price and exchange factors. Suncor cannot control the above price and exchange factors and as such cannot predict any future changes. Future financial performance may be volatile.

ANALYSIS OF CONSOLIDATED STATEMENTS OF EARNINGS AND CASH FLOW

Net earnings for the quarter were $73 million, compared to $50 million for the third quarter of 2000. Operational earnings for the quarter were $100 million, compared to operational earnings of $111 million during the third quarter of 2000. The $11 million decrease in operational earnings was primarily due to weaker commodity prices and margins that reduced earnings in all of Suncor's operating businesses. The weakening demand for oil and natural gas along with higher supply have reduced commodity prices and downstream margins. In addition, lower foreign exchange gains and higher operating costs also had an unfavourable impact on earnings.

The negative impact of lower commodity prices was partially offset by lower hedging losses, lower Alberta crown royalties with respect to Oil Sands sales and a weaker Canadian dollar versus the U.S. dollar.

Operational cash flow in the third quarter was $238 million, compared to $252 million in the same period of 2000. The decrease was primarily due to reduced earnings.

Net earnings for the first nine months of 2001 were $362 million, compared to $266 million for the same nine-month period in 2000. Year-to-date operational earnings in 2001 were $363 million, compared to $306 million during the first nine months of 2000. The $57 million increase in operational earnings in the first nine months of 2001 was primarily due to improved commodity prices and margins, lower crude oil hedging losses, lower exploration expenses, lower Alberta crown royalties and a weaker Canadian dollar versus the U.S. dollar. Partially offsetting these factors were lower upstream sales volumes, higher operating expenses, widening of light/heavy crude oil differential, lower foreign exchange gains and higher interest expenses.

Year-to-date operational cash flow was $819 million, compared to $773 million for the same period of 2000. Year-to-date operational cash flow for 2001 was higher compared to 2000 because of increased earnings and the favourable income tax impact as a result of the sale of the company's interest in the Stuart Oil Shale Project. These benefits were partially reduced by the recognition of the estimated payment in 2002 under Suncor's long-term employee compensation programs. The final payout under these compensation programs will be based on the market price of Suncor's shares in 2002 and in some cases, achieving certain performance targets in 2001. As such, the final payout is subject to measurement uncertainty and volatility in both earnings and the ultimate cash payment. For reporting purposes the payouts have been allocated among the company's business units, with the exception of the estimated payouts to senior executives that have been allocated to the Corporate segment.

----------------------------------------------------------------------------------------------------------------------
                                           Income Tax rate Changes - 2001
----------------------------------------------------------------------------------------------------------------------
Impact of income tax rate reductions for          Oil Sands    Natural Gas      Sunoco       Corporate       Total
the third quarter and year-to-date
($ millions)
----------------------------------------------------------------------------------------------------------------------
Adjustment related to revaluation of future
tax balances and reflected in current year
earnings (recorded in the second quarter)             31            9             10            (7)            43

Rate change impact on current year earnings
   -  recorded in the second quarter                   4            3              -            (1)             6

   -  recorded in the third quarter                    3            1              -            (1)             3

----------------------------------------------------------------------------------------------------------------------
TOTAL                                                 38           13             10            (9)            52
----------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
                                           NET EARNINGS COMPONENTS
                                       ($ millions after income taxes)
---------------------------------------------------------------------------------------------------------------------
                              3 MONTHS ENDED        3 months ended        9 MONTHS ENDED        9 months ended
                               SEPTEMBER 30,         September 30,         SEPTEMBER 30,         September 30,
                                   2001                  2000                  2001                  2000
---------------------------------------------------------------------------------------------------------------------
Operational earnings               100                    111                   363                   306

NATURAL GAS
Asset divestments                    -                     35                     -                    69
Restructuring costs                  1                    (10)                    1                   (30)

OIL  SANDS
Start-up expenses --               (28)                    (6)                  (42)                   (6)
Project Millennium

STUART OIL SHALE
Asset write-down                     -                    (80)                   (3)                  (80)

ADJUSTMENT RELATED TO
REVALUATION OF FUTURE
INCOME TAX BALANCES                  -                      -                    43                     7
---------------------------------------------------------------------------------------------------------------------
NET EARNINGS                        73                     50                   362                   266
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                   CASH FLOW FROM OPERATIONS COMPONENTS
                                               ($ millions)
---------------------------------------------------------------------------------------------------------------------
                              3 MONTHS ENDED        3 months ended        9 MONTHS ENDED        9 months ended
                               SEPTEMBER 30,         September 30,         SEPTEMBER 30,         September 30,
                                   2001                  2000                  2001                  2000
---------------------------------------------------------------------------------------------------------------------
Operational cash flow               238                   252                   819                   773

NATURAL GAS
Restructuring costs                  (1)                   (1)                   (1)                   (9)

OIL SANDS
Start-up expenses                   (42)                  (10)                  (65)                  (10)

Overburden removal for              (18)                  (12)                  (55)                  (12)
Project Millennium
-------------------------------------------------------------------------------------------------------------------
Cash flow from operations           177                   229                   698                   742
-------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------
                                           CRUDE OIL HEDGING LOSSES
                                            ($ million after tax)
---------------------------------------------------------------------------------------------------------------------
        3 MONTHS ENDED               3 months ended               9 MONTHS ENDED               9 months ended
      SEPTEMBER 30, 2001           September 30, 2000           SEPTEMBER 30, 2001             September, 2000
---------------------------------------------------------------------------------------------------------------------
             40                            69                           134                          171
---------------------------------------------------------------------------------------------------------------------


SEGMENTED EARNINGS AND CASH FLOW ANALYSIS

OIL SANDS

Oil Sands recorded third quarter net earnings of $69 million, compared with $76 million earned during the third quarter of 2000.

Operational earnings in the quarter were $97 million, which excludes $28 million in Project Millennium start-up costs. Operational earnings in the third quarter of 2000 were $82 million, which excluded $6 million in Project Millennium start-up costs. Operational earnings were higher by $15 million due to higher sales volumes and lower royalty and income tax rates. The lower royalties reflect both lower prices as well as a decreased Alberta crown royalty rate (effective January 1, 2001), which was reduced to one per cent of gross revenues compared to five per cent in the same period last year.

These positive factors were partially offset by lower crude prices and higher operating expenses. The impact of lower benchmark crude oil prices was also exacerbated in both the quarter and on a year-to-date basis due to the widening of the light/heavy crude oil differential compared to prices received last year. The impact of these pricing factors was partially dampened by a weaker Canadian dollar versus the U.S. dollar.

Cash flow from operations for the quarter was $139 million, compared to $156 million during the third quarter of 2000.

Operational cash flow in the quarter was $199 million, which excludes $60 million in Project Millennium start-up costs. For the same period in 2000 operational cash flow was $178 million, which excludes $22 million in start-up costs. The increase in operational cash flow primarily reflects the higher earnings level.

Year-to-date net earnings for the first nine months of 2001 were $246 million, compared to the $247 million earned during the first nine months of 2000.

Year-to-date operational earnings in 2001 of $257 million exclude Project Millennium start-up costs and a $31 million favourable adjustment to future income tax balances. Operational earnings in 2000 of $253 million also exclude start-up costs. Factors positively impacting 2001 operational earnings were the lower Alberta crown royalty rate, the reduced income tax rate and a favourable $12 million (after-tax) impact of a pricing adjustment calculated retroactively to the third quarter of 1999, related to a large supply contract. These factors were partially offset by lower sales volumes, which reflect the impact of a nine-day planned maintenance shutdown in the second quarter and higher operating costs.

Year-to-date cash flow from operations for 2001 was $396 million compared to $536 million in the same period last year.

Year-to-date operational cash flow was $516 million compared to $558 million in 2000. The decrease primarily reflects higher reclamation spending and the recognition of estimated employee long-term compensation program payments (as described above).

Oil Sands production during the third quarter averaged 116,500 barrels of oil per day, higher than the 114,200 barrels of oil per day achieved during the same period last year. Sales during the quarter averaged 117,800 barrels per day, compared with 112,900 barrels per day during the third quarter of 2000. Year-to-date production for Oil Sands averaged 113,200 barrels per day, a decrease from the 115,300 barrels of oil averaged during the first nine months of 2000. The decline in production was due to a nine-day maintenance shutdown in the second quarter.

OUTLOOK

Commissioning and start-up remains on schedule to increase production capacity to 225,000 barrels per day by year-end. Suncor has revised the fourth quarter production estimate to be 155,000 to 165,000 barrels per day due to an unscheduled outage at Oil Sands which occurred in October. Due to the anticipated volatility in production during the fourth quarter, the company will provide an update on this production forecast in late November. The impact of this month's base plant maintenance shutdown will also be included in the November update.

Oil Sands base plant cash operating costs for the year currently average $13.00 per barrel as compared to $11.90 per barrel in the same period last year. The increase is primarily due to higher energy costs and increased estimated employee short-term and long-term compensation program costs and lower sales.


---------------------------------------------------------------------------------------------------------------------
                                       OIL SANDS CASH OPERATING COST
                                         (dollars per sales barrel)
---------------------------------------------------------------------------------------------------------------------
                              3 MONTHS ENDED        3 months ended        9 MONTHS ENDED        9 months ended
                               SEPTEMBER 30,         September 30,         SEPTEMBER 30,         September 30,
                                   2001                  2000                  2001                  2000
---------------------------------------------------------------------------------------------------------------------
Base plant                        12.75                 12.40                 13.00                 11.90

Project Millennium
start up expenses                  5.50                  2.10                  3.85                  0.65
---------------------------------------------------------------------------------------------------------------------
Total cash operating              18.25                 14.50                 16.85                 12.55
costs
---------------------------------------------------------------------------------------------------------------------

During the third quarter, Oil Sands made significant progress toward commissioning Project Millennium and increasing the production capacity of the plant to 225,000 barrels per day. The hydrogen plant went into production and significant portions of the extraction facilities, the cokers, sulphur trains, the naphtha hydrotreater and supporting utilities were commissioned.

By October 15, Millennium extraction operations had successfully produced about two million barrels of bitumen. On October 17 oil production occurred for the first time from the Millennium upgrader. Project Millennium commissioning will continue during the balance of the year.

NATURAL GAS

Natural Gas recorded third quarter net earnings of $13 million, compared with $43 million earned during the third quarter of 2000.

Operational earnings in the quarter were $12 million, compared to $18 million in the third quarter of 2000. The $6 million decrease was due to lower commodity prices, with natural gas prices 16 per cent lower than the third quarter of 2000, and lower production. Partially offsetting these unfavourable factors were lower expenses reflecting last year's restructuring and divestment activities.

Natural gas prices have declined from the first half of this year, due to higher supply and weaker demand in the North American natural gas market.

Cash flow from operations for the third quarter of 2001 was $42 million, down from the $64 million reported in the third quarter of 2000. The decrease was primarily due to lower production volumes and commodity prices.

Year-to-date net earnings were $105 million, compared to the $67 million earned during the first nine months of 2000.

Year-to-date operational earnings in 2001 were $95 million (excluding a $9 million favourable adjustment to future income tax balances and $1 million from restructuring). This compares to $28 million in operational earnings for the first nine months of 2000. This $67 million increase was primarily due to higher natural gas prices, a weaker Canadian dollar and lower expenses reflecting last year's restructuring and divestment activities. Natural gas prices were higher due to strong supply and demand fundamentals and significant exposure to the high value California market. Earnings were also favourably impacted by a $4 million benefit associated with the reduction in the Alberta income tax rate in 2001.

Cash flow from operations for the first nine months of the year was $245 million, up from the $154 million reported in the same period in 2000. The increase primarily reflects higher commodity prices partially offset by lower volumes and the recognition of estimated employee long-term compensation program payments (as described above).

Production averaged 33,200 BOE per day in the third quarter compared with 39,700 BOE per day during the third quarter last year. Natural gas production in the third quarter of 2001 averaged 176 million cubic feet (mmcf) per day down from 200 mmcf per day in the third quarter of 2000. Natural gas production during the first nine months of 2001 averaged 176 mmcf per day down from 206 mmcf per day in the first nine months of 2000. This decrease in production was due to property divestments that occurred in 2000.

SUNOCO

Sunoco's third quarter net earnings were $12 million, compared with $19 million in the same quarter of 2000.

Sunoco's Rack-Back business reported earnings for the third quarter of $8 million compared to $21 million in the same quarter of 2000. The earnings decline was primarily attributable to softening product demand.

Refining margins weakened during the third quarter due to declining product demand. Refining margins fell to an average of 4.3 cents per litre (cpl) in the third quarter, compared to 6.1 cpl in the same period last year.

Sunoco's Rack-Forward business reported earnings of $4 million compared to a loss of $2 million in the third quarter of 2000. The improvement was primarily attributable to higher retail natural gas margins due to the restructuring of customer contracts and improved margins in the industrial/commercial sales channel. Partially offsetting these favourable factors were lower retail gasoline margins. The ongoing competitiveness of the market saw retail gasoline margins decline to an average of 5.9 cpl in the third quarter of 2001 compared with 6.4 cpl in the same period last year.

Sunoco's cash flow from operations for the quarter decreased to $30 million for the quarter compared with $49 million in the same period last year. The decline primarily reflects the lower refining margins received.

Sunoco reported net earnings of $80 million for the first nine months of 2001, compared to $58 million in the same period in 2000.

Sunoco's year-to-date operational earnings of $70 million exclude a $10 million favourable income tax rate adjustment. Operational earnings for the same period in 2000 were $51 million, which excludes a $7 million favourable income tax rate adjustment.

Year-to-date Rack Back operational earnings totalled $55 million compared with $53 million in the same period of 2000. Higher refining margins and volumes had a positive impact on Rack Back earnings in the first nine months of 2001. However, increased cash operating expenses offset most of the favourable margin and volume impact. Refinery fuel costs were higher due primarily to increased natural gas costs and higher consumption. In addition, higher repair and maintenance costs at the Sarnia Refinery were incurred in the first quarter due to an unplanned outage of the catalytic cracker.

Rack Forward operational earnings were $15 million for the first nine months of 2001, compared with a loss of $2 million recorded in the same period last year. The higher earnings were driven by improved margins and volumes on retail natural gas sales and higher margins received from the industrial/commercial sales channel. Retail gasoline margins in the first nine-months of this year averaged 6.5 cpl, the same as the margins received in the same period last year.

Sunoco's year-to-date cash flow from operation increased to $147 million compared with $133 million in the same period in 2000. The increase reflects the higher earnings, partially offset by the recognition of the estimated payment expected in 2002 with respect to Suncor's employee long-term compensation programs (as described above).

CORPORATE

Corporate after tax costs during the third quarter were $21 million, compared to $88 million for the third quarter in 2000. The third quarter of 2000 included an $80 million write-down of oil shale assets. Excluding this write-down, corporate costs were $13 million higher primarily due to lower foreign exchange gains and research and development costs with respect to new technology assessments.

The cash flow from operations deficit in the quarter was $34 million compared to $40 million in the third quarter of 2000. The decrease primarily reflects lower estimated income tax payments.

Year-to-date after tax costs were $69 million compared to $106 million in 2000. The improvement year-over-year is primarily for the same reasons for the quarter-over-quarter improvement noted above, partially offset by the $9 million impact associated with a reduction of income tax rates.

The year-to-date cash flow from operations deficit was $90 million compared to $81 million in the same period of 2000. The increase reflects the recognition of the estimated long-term compensation program payments (as described above) and costs associated with the research and development assessments. These factors were partially offset by the favourable income tax impact as a result of the sale of the company's interest in the Stuart Oil Shale Project.

ANALYSIS OF FINANCIAL CONDITION

Excluding cash and cash equivalents, short-term borrowings and the current portion of long-term borrowings, Suncor had a working capital deficiency of $34 million at the end of the third quarter. This is unchanged from the end of the second quarter of this year and down from a deficiency of $128 million at the end of 2000. The decrease primarily reflects a decline in accounts receivable due to lower commodity prices, a reduction of outstanding liabilities reflecting lower Project Millennium obligations, lower hedging losses and a lower level of investment spending. Partially offsetting these favourable factors was an increase in inventory levels from low year-end levels and an increase in anticipation of a planned maintenance shutdown of a portion of the Sarnia Refinery in the fourth quarter of this year.

At the end of the third quarter of 2001, net debt had risen to $2.897 billion from $2.236 billion at the end of 2000. The increase of the net debt in the current year primarily reflects the ongoing investing activity associated with Project Millennium. Suncor has in place sufficient lines of credit to cover working capital requirements and will continue to monitor the debt capital markets for opportunities to refinance bank debt with longer-term debt. Suncor's undrawn lines of credit as of September 30, 2001 were approximately $675 million, compared to $460 million at the end of June 2001.

In August, Suncor issued $500 million of 10-year Medium Term Notes. The funds were added to the general funds of Suncor and have been applied principally to repay commercial paper and bank borrowings.

LEGAL NOTICE - FORWARD-LOOKING INFORMATION

Certain statements in this quarterly report are forward-looking, including statements about Suncor's strategy for growth, expected expenditures, commodity prices, costs, schedules and operating or financial results. These statements may be identified by words like "expects," "anticipates," "plans," "believes," "scheduled," "projects," "objective" and similar expressions. These statements are not guarantees of future performance as they are based on a current facts and assumptions and involve risks and uncertainties. Suncor's actual results may differ materially from those expressed or implied by its forward looking statements as a result of known and unknown risks, uncertainties and other factors. These include: changes in the general economic, market and business conditions; fluctuations in supply and demand for Suncor's products; fluctuations in commodity prices; fluctuations in currency exchange rates; Suncor's ability to respond to changing markets and access the capital markets; the ability of Suncor to receive timely regulatory approvals; the successful and timely implementation of its growth projects including Project Millennium; the integrity and reliability of Suncor's capital assets; the cumulative impact of other resource development projects; Suncor's ability to comply with current and future environmental laws; the accuracy of Suncor's production estimates and production levels and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations, joint venturers, suppliers and customers; competitive actions of other companies, including increased competition from other oil and gas companies or from companies which provide alternative sources of energy; the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; actions by governmental authorities including increasing taxes, changes in environmental and other regulations; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to Suncor; and the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor. See Suncor's current Annual Information Form, Annual Report and Interim Reports and other documents Suncor files with securities regulatory authorities, for further details.

                                     - 30 -

Media & Investor Inquiries:
John Rogers
(403) 269-8670

For more information about Suncor Energy, visit our web site at www.suncor.com

SUNCOR ENERGY
CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

                                                                                         Nine months
                                                                   Third quarter      ended September 30
                                                                 ----------------     ------------------
                       ($ millions)                              2001        2000      2001       2000
---------------------------------------------------------------------------------------------------------
REVENUES (note 2)                                                1,013        862      3,112      2,461
                                                                 -----      -----      -----      -----

EXPENSES
Purchases of crude oil and products (note 2)                       391        212      1 100        575
Operating, selling and general                                     250        211        737        647
Exploration                                                          2          6          7         41
Royalties                                                           24         48        119        134
Taxes other than income taxes                                       95         94        274        269
Depreciation, depletion and amortization                            85         91        259        271
(Gain) loss on disposal of assets                                    -        (74)         2       (149)
Start-up expenses - Project Millennium (note 3)                     42         10         65         10
Write off of oil shale assets (note 5)                               -        125         48        125
Restructuring                                                       (2)        22         (2)        65
Interest                                                             6          6         15          6
                                                                 -----      -----      -----      -----
                                                                   893        751      2 624      1 994
                                                                 -----      -----      -----      -----

EARNINGS BEFORE INCOME TAXES                                       120        111        488        467
                                                                 -----      -----      -----      -----
PROVISION FOR INCOME TAXES
Current                                                             13         19         16         38
Future (note 6)                                                     34         42        110        163
                                                                 -----      -----      -----      -----
                                                                    47         61        126        201
                                                                 -----      -----      -----      -----

NET EARNINGS                                                        73         50        362        266

Dividends on preferred securities                                   (8)        (6)       (21)       (19)
                                                                 -----      -----      -----      -----
Net earnings attributable to common shareholders                    65         44        341        247
                                                                 -----      -----      -----      -----
PER COMMON SHARE (dollars)
Net earnings attributable to common shareholders (Note 7)
  - basic                                                         0.30       0.20       1.53       1.12
                                                                 -----      -----      -----      -----
  - diluted                                                       0.29       0.20       1.51       1.11
                                                                 -----      -----      -----      -----
Cash dividends                                                   0.085      0.085      0.255      0.255
                                                                 -----      -----      -----      -----

                            (See accompanying notes)

SUNCOR ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(unaudited)

                                                                       SEPTEMBER 30                  December 31
                       ($ millions)                                        2001                          2000
-----------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents                                                    1                            21
  Accounts receivable                                                        348                           407
  Income taxes recoverable                                                     8                             -
  Future income taxes                                                         50                            45
  Inventories                                                                239                           192
                                                                           -----                         -----

Total current assets                                                         646                           665
                                                                           -----                         -----

Capital assets, net                                                        6 829                         5 883
Deferred charges and other                                                   176                           166
Future income taxes                                                          145                           119
                                                                           -----                         -----

Total assets                                                               7 796                         6 833
                                                                           -----                         -----
                                                                           -----                         -----

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Short-term borrowings                                                       22                            64
  Accounts payable                                                           370                           424
  Accrued liabilities                                                        269                           285
  Income taxes payable                                                         -                            15
  Future income taxes                                                         10                             9
  Taxes other than income taxes                                               30                            39
  Current portion of long-term borrowings                                      -                             1
                                                                           -----                         -----

Total current liabilities                                                    701                           837
                                                                           -----                         -----

Long-term borrowings                                                       2 876                         2 192
Accrued liabilities and other                                                224                           252
Future income taxes                                                        1 223                         1 080

Shareholders' equity (see below)                                           2 772                         2 472
                                                                           -----                         -----

Total liabilities and shareholders' equity                                 7 796                         6 833
                                                                           -----                         -----
                                                                           -----                         -----

Shareholders' equity:                                     Number                         Number
                                                       -----------                     -----------
Preferred securities                                    17 540 000           514        17 540 000         514
Share capital                                          222 860 258           553       221 900 579         537
Retained earnings                                                          1 705                         1 421
                                                                           -----                         -----
                                                                           2 772                         2 472
                                                                           -----                         -----
                                                                           -----                         -----

                            (See accompanying notes)

SUNCOR ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

                                                                                    Nine months
                                                              Third quarter      ended September 30
                                                             --------------------------------------
                  ($ millions)                               2001       2000      2001       2000
---------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Cash flow provided from operations (1), (2)                   177        229        698        742
Decrease (increase) in operating working capital
   Accounts receivable                                         46        (30)        59       (112)
   Inventories                                                (38)         -        (47)         -
   Accounts payable and accrued liabilities                    44         19        (16)        17
   Taxes payable                                              (50)        16        (70)        11
                                                             ----       ----     ------     ------

CASH PROVIDED FROM OPERATING ACTIVITIES                       179        234        624        658
                                                             ----       ----     ------     ------

CASH USED IN INVESTING ACTIVITIES (2)                        (409)      (390)    (1 280)    (1 066)
                                                             ----       ----     ------     ------

NET CASH DEFICIENCY BEFORE
  FINANCING ACTIVITIES                                       (230)      (156)      (656)      (408)
                                                             ----       ----     ------     ------

FINANCING ACTIVITIES
Increase (decrease) in short-term borrowings                  (32)        11        (42)        (7)
Proceeds from issuance of long-term borrowings (Note 8)       500          -        500          -
Net increase (decrease) in long-term borrowings              (216)       291        255        617
Issuance of common shares under stock option plan               6          3         14          8
Dividends paid on preferred securities (3)                    (12)       (12)       (36)       (35)
Dividends paid on common shares                               (19)       (17)       (55)       (54)
                                                             ----       ----     ------     ------

CASH PROVIDED FROM FINANCING ACTIVITIES                       227        276        636        529
                                                             ----       ----     ------     ------

INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                             (3)       120        (20)       121

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                                           4          6         21          5
                                                             ----       ----     ------     ------

CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                                                 1        126          1        126
                                                             ----       ----     ------     ------
                                                             ----       ----     ------     ------

PER COMMON SHARE (dollars)
(1) Cash flow provided from operations                       0.80       1.03       3.14       3.35
(3) Dividends paid on preferred securities (pre-tax)         0.06       0.05       0.16       0.16
                                                             ----       ----     ------     ------
    Cash flow provided from operations after deducting
      dividends paid on preferred securities                 0.74       0.98       2.98       3.19
---------------------------------------------------------------------------------------------------
(2) See Schedules of Segmented Data

                            (See accompanying notes)

SUNCOR ENERGY INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited)

                                               Preferred       Share       Retained
               ($ millions)                   Securities      Capital      Earnings
------------------------------------------------------------------------------------
AT DECEMBER 31, 1999                              514           524         1 070
Net earnings                                        -             -           266
Dividends paid on preferred securities              -             -           (19)
Dividends paid on common shares                     -             -           (54)
Issued for cash under stock option plan             -             8             -
Issued under dividend reinvestment plan             -             2            (2)
Income taxes - impact of new standard               -             -            57
                                                  ---           ---         -----
AT SEPTEMBER 30, 2000                             514           534         1 318
                                                  ---           ---         -----

AT DECEMBER 31, 2000                              514           537         1 421
Net earnings                                        -             -           362
Dividends paid on preferred securities              -             -           (21)
Dividends paid on common shares                     -             -           (55)
Issued for cash under stock option plan             -            14             -
Issued under dividend reinvestment plan             -             2            (2)
                                                  ---           ---         -----
AT SEPTEMBER 30, 2001                             514           553         1 705
                                                  ---           ---         -----

                            (See accompanying notes)

                                                                       2001                      2000
-------------------------------------------------------------------------------------------------------
COMMON SHARE INFORMATION
For the nine months ended September 30

Average number outstanding, weighted
  monthly (thousands)                                                 222 391                   221 301
                                                                    ---------                 ---------
                                                                    ---------                 ---------
As at September 30
Share price at end of trading

Toronto Stock Exchange                     - $Canadian                  44.00                     33.20
                                                                    ---------                 ---------
                                                                    ---------                 ---------
New York Stock Exchange                    - $U.S.                      27.88                     22.15
                                                                    ---------                 ---------
                                                                    ---------                 ---------
Book value per common share                - $Canadian                  10.14                      8.36
                                                                    ---------                 ---------
                                                                    ---------                 ---------
                                           - $U.S.                       6.42                      5.57
                                                                    ---------                 ---------
                                                                    ---------                 ---------

Common share options outstanding                                    6 011 294                 5 999 137
                                                                    ---------                 ---------
                                                                    ---------                 ---------
RATIOS
(unaudited)
As at September 30

Debt to debt plus shareholders' equity (%)                               51.1                      46.4
                                                                    ---------                 ---------
                                                                    ---------                 ---------
Net tangible asset coverage on long-term debt (times)
   Before deduction of future income taxes                                2.3                       2.6
                                                                    ---------                 ---------
                                                                    ---------                 ---------
   After deduction of future income taxes                                 2.0                       2.1
                                                                    ---------                 ---------
                                                                    ---------                 ---------

For the twelve months ended September 30

Debt to cash flow provided from operations (times)                        3.2                       2.0
                                                                    ---------                 ---------
                                                                    ---------                 ---------
Interest coverage on long-term debt (times)
   Net income                                                             4.7                       6.2
                                                                    ---------                 ---------
                                                                    ---------                 ---------
   Cash flow from operations                                              6.6                      10.0
                                                                    ---------                 ---------
                                                                    ---------                 ---------

SUNCOR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1.  ACCOUNTING POLICIES
These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements, with the exception to the elimination of intercompany sales as discussed in note 2.

2.  ELIMINATION OF INTERCOMPANY SALES
During the first quarter of 2001, the company changed the methodology of accounting for sales from its upstream operations (Oil Sands and Natural Gas) to its downstream operations (Sunoco) from a deeming concept to the actual tracking of product shipped. This change was made to better reflect the current operational activities within the company. This prospective change increased sales and other operating revenues and purchases of crude oil by $134 million for the quarter and $345 million year to date and has no impact on consolidated and segmented net earnings in the accompanying financial statements.

3.  START-UP EXPENSES
Start-up expenses represent pre-operating costs incurred in the commissioning of the company's Oil Sands Project Millenium.

4.  SUPPLEMENTAL INFORMATION

                                                                  Nine months ended September 30
                                                               -------------------------------------
($ millions)                                                       2001                    2000
----------------------------------------------------------------------------------------------------
Interest paid                                                       111                      81
                                                                    ---                     ---
Income taxes paid                                                    23                      15
                                                                    ---                     ---

Interest expense
    Long term interest cost                                         107                      78
    Capitalized interest                                            (92)                    (72)
                                                                    ---                     ---
                                                                     15                       6
                                                                    ---                     ---
                                                                    ---                     ---


                                                                            Third quarter
                                                               -------------------------------------
($ millions)                                                       2001                    2000
----------------------------------------------------------------------------------------------------
Interest paid                                                        41                      37
                                                                    ---                     ---
Income taxes paid (refunded)                                          -                      (1)
                                                                    ---                     ---

Interest expense
    Long term interest cost                                          37                      30
    Capitalized interest                                            (31)                    (24)
                                                                    ---                     ---
                                                                      6                       6
                                                                    ---                     ---
                                                                    ---                     ---

HEDGE POSITION UPDATE AS AT SEPTEMBER 30

-------------------------------------------------------------------------------------------------------
                             QUANTITY                $US (WTI)                 $CDN
-------------------------------------------------------------------------------------------------------
2001
-------------------------------------------------------------------------------------------------------
Crude Oil                 47,500 bbl/day      @      $18.75                    $29.61 *
-------------------------------------------------------------------------------------------------------
                          10,000 bbl/day      @      $26.00 - $31.88           $41.05 - $50.34 *
                                                     (costless collar)         (costless collar)
-------------------------------------------------------------------------------------------------------
2002
-------------------------------------------------------------------------------------------------------
Crude Oil                 41,000 bbl/day      @      $20.06                    $31.67 *
-------------------------------------------------------------------------------------------------------
                          10,000 bbl/day      @      $21.00 - $26.19           $33.16 - $41.35 *
                                                     (costless collar)         (costless collar)
-------------------------------------------------------------------------------------------------------
                          12,000 bbl/day      @      $22.00 - $26.28           $34.74 - $41.50*
                                                     (costless collar)         (costless collar)
-------------------------------------------------------------------------------------------------------
                          18,000 bbl/day      @      $23.00 - $27.59           $36.32 - $43.56 *
                                                     (costless collar)         (costless collar)
-------------------------------------------------------------------------------------------------------
                           3,000 bbl/day      @      $23.50 - $28.15           $37.11 - $44.45 *
                                                     (costless collar)         (costless collar)
-------------------------------------------------------------------------------------------------------
2003
-------------------------------------------------------------------------------------------------------
Crude Oil                 44,000 bbl/day      @      $21.00 - $25.74           $33.16 - $40.64 *
                                                     (costless collar)         (costless collar)
-------------------------------------------------------------------------------------------------------
2004
-------------------------------------------------------------------------------------------------------
Crude Oil                 11,000 bbl/day      @      $21.00 - $23.65           $33.16 - $37.34 *
                                                     (costless collar)         (costless collar)
-------------------------------------------------------------------------------------------------------
2005
-------------------------------------------------------------------------------------------------------
Crude Oil                 10,000 bbl/day      @      $21.57                    $34.06 *
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------
* For presentation purposes, these $US hedges have been converted to a $CDN equivalent based on the month end $US/$CDN exchange rate of 1.5790.
-------------------------------------------------------------------------------

For 2001 and 2002, Suncor has in place U.S. dollar swaps in the amount of U.S. $312 million and $314 million respectively, at an exchange rate of Canadian$ to U.S.$ of $0.71.

5.  OIL SHALE PROJECT
Effective April 5, 2001, the company sold its interest in the Stuart Oil Shale Project to joint venture co-owners Southern Pacific Petroleum NL and Central Pacific Minerals NL(SPP/CPM). Under the terms of the purchase, the company retains a 5% royalty interest in Stage 1 of the project and SPP/CPM and Suncor retain world wide rights to the ATP technology. The company made total payments as part of the transaction in the amount of $5 million (AUD$7 million), which SPP/CPM will use to fund Stage 1 operating, capital and transition costs. The company received 2.5 million SPP shares and 0.926 million CPM shares in consideration. SPP/CPM issued the company 12.5 million SPP share options and 4.6 million CPM share options, exercisable over five years at a strike price of AUD$1.25 per SPP share and AUD$3.38 per CPM share. Suncor has agreed to surrender its partly paid Restricted Class shares (SPP 57 million and CPM 18.85 million) which were acquired in 1997.

During the second quarter of 2001, the company wrote off the carrying value of the capital assets and extinguished the long-term borrowings and accrued interest. The earnings impact of the sale of our remaining interest in the project was $48 million pre-tax, $3 million after-tax.

6.  INCOME TAX RATE REDUCTION
Effective April 1, 2001, the Alberta and Ontario governments passed legislation that reduced the provincial income tax rates. The future tax balances for the company have been revalued at the new rates resulting in a cumulative future tax recovery of $43 million. The new rates are reflected in the tax provisions for the current period. The income tax rate reduction does not affect the company's cash flow or liquidity.

7.  EARNINGS PER COMMON SHARE
The following table provides a reconciliation between basic and diluted earnings per common share:

                                                      Third quarter             Nine months ended September 30
                                             ------------------------------------------------------------------
($ MILLIONS)                                      2001           2000               2001            2000
---------------------------------------------------------------------------------------------------------------
Net earnings attributable to common
shareholders                                        65             44                341             247
Dividends on preferred securities                    - **           - **              21               - ****
                                                  ----           ----               ----            ----

Net earnings before deducting dividends on
preferred securities                                65 **          44 **             362 ***         247 ****
                                                  ----           ----               ----            ----
                                                  ----           ----               ----            ----

(MILLIONS OF COMMON SHARES)
---------------------------------------------------------------------------------------------------------------
Weighted-average number of common shares           223            221                222             221

Dilutive securities:
  Options/shares issued under long term
    incentive plan                                   3              2                  3               2

  Preferred securities converted                     - **           - **              14               - ****
                                                  ----           ----               ----            ----

Weighted-average number of diluted common
shares                                             226            223                239             223
                                                  ----           ----               ----            ----
                                                  ----           ----               ----            ----

(DOLLARS PER COMMON SHARE)
---------------------------------------------------------------------------------------------------------------
Basic earnings per share                          0.30 *         0.20 *             1.53 *           1.12 *
Diluted earnings per share                        0.29 **        0.20 **            1.51 ***         1.11 ****

* Basic earnings per share is the net earnings attributable to common shareholders divided by the weighted average number of common shares.

** For the quarters ended September 30, 2001 and 2000, diluted earnings per share is the net earnings attributable to common shareholders divided by the weighted average number of diluted common shares. Dividends on preferred securities of $8 million in 2001 ($6 million in 2000), and preferred securities converted of 13 million shares in 2001 (15 million shares in 2000) have an anti-dilutive impact, therefore they are not included in the calculation of diluted earnings per share.

*** For the nine months ended September 30, 2001, diluted earnings per share is the net earnings before deducting dividends on preferred securities divided by the weighted average number of diluted common shares.

**** For the nine months ended September 30, 2000, diluted earnings per share is the net earnings attributable to common shareholders divided by the weighted average number of diluted common shares. Dividends on preferred securities of $19 million and preferred securities converted of 17 million shares have an anti-dilutive impact, therefore they are not included in the calculation of diluted earnings per share.

8.  ISSUANCE OF MEDIUM TERM NOTES
On August 21, 2001, the company issued $500 million of Series 2 Medium Term Notes at an interest rate of 6.7%, which is payable semi-annually. The net proceeds received were used to repay commercial paper and bank borrowings. These notes will mature August 22, 2011.

9.  RESTRUCTURING
In 2000, the carrying value of certain assets of the company's Natural Gas business were written down to their net estimated recoverable amount and a provision for estimated restructuring costs was recorded.

In the third quarter of 2001, some of these properties that were previously written down were sold, realizing a gain before tax of $3 million. Provisions for estimated restructuring costs were also increased by $1 million before tax to reflect increased employee termination costs.

SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA
(unaudited)

                                                                                                   Corporate
                                             Oil Sands        Natural Gas         Sunoco       and eliminations       Total
                                          ---------------------------------------------------------------------------------------
           ($ millions)                    2001    2000      2001     2000     2001     2000     2001     2000     2001    2000
---------------------------------------------------------------------------------------------------------------------------------
EARNINGS
Nine months ended September 30

REVENUES
Sales and other operating revenues          929      422      152      157    2 027    1 880        -        -    3 108    2 459
Intersegment revenues                       124      590      234      120        3        0     (361)    (710)       -        -
Interest                                      0        0        0        0        0        0        4        2        4        2
                                          -----    -----      ---     ----    -----    -----     ----     ----    -----    -----
                                          1 053    1 012      386      277    2 030    1 880     (357)    (708)   3 112    2 461

EXPENSES
Purchases of crude oil and products          90        2        0        0    1 366    1 278     (356)    (705)   1 100      575
Operating, selling and general              366      336       46       53      252      218       73       40      737      647
Exploration                                   -        -        7       41        -        -        -        -        7       41
Royalties                                    25       73       94       61        -        -        -        -      119      134
Taxes other than income taxes                 9        9        2        3      262      257        1        -      274      269
Depreciation, depletion and
 amortization                               166      170       52       60       41       41        -        -      259      271
(Gain) loss on disposal of assets             1        -        1     (148)       -       (1)       -        -        2     (149)
Start-up expenses - Project Millennium       65       10        -        -        -        -        -        -       65       10
Write off of oil shale assets                 -        -        -        -        -        -       48      125       48      125
Restructuring                                 -        -       (2)      65        -        -        -        -       (2)      65
Interest                                      -        -        -        -        -        -       15        6       15        6
                                          -----    -----      ---     ----    -----    -----     ----     ----    -----    -----
                                            722      600      200      135    1 921    1 793     (219)    (534)   2 624    1 994
                                          -----    -----      ---     ----    -----    -----     ----     ----    -----    -----

EARNINGS (LOSS) BEFORE INCOME TAXES         331      412      186      142      109       87     (138)    (174)     488      467
Provision for income taxes                  (85)    (165)     (81)     (75)     (29)     (29)      69       68     (126)    (201)
                                          -----    -----      ---     ----    -----    -----     ----     ----    -----    -----

NET EARNINGS (LOSS)                         246      247      105       67       80       58      (69)    (106)     362      266
                                          -----    -----      ---     ----    -----    -----     ----     ----    -----    -----
                                          -----    -----      ---     ----    -----    -----     ----     ----    -----    -----
CAPITAL EMPLOYED
As at September 30                        1 382    1 366      300      462      506      445       20       (7)   2 208    2 266
                                          -----    -----      ---     ----    -----    -----     ----     ----    -----    -----
                                          -----    -----      ---     ----    -----    -----     ----     ----    -----    -----
Twelve months ended September 30
RETURN ON AVERAGE
  CAPITAL EMPLOYED (%)                     22.8     24.1     35.8     12.3     21.7     14.1        -        -     21.5     14.8
                                          -----    -----      ---     ----    -----    -----     ----     ----    -----    -----
                                          -----    -----      ---     ----    -----    -----     ----     ----    -----    -----
RETURN ON AVERAGE
  CAPITAL EMPLOYED (%)*                     7.6     12.1     35.8     12.3     21.7     14.1        -        -      9.6      9.0
                                          -----    -----      ---     ----    -----    -----     ----     ----    -----    -----
                                          -----    -----      ---     ----    -----    -----     ----     ----    -----    -----

* The company's definition of capital employed excludes capitalized costs related to major projects in progress. If capital employed were to include these capitalized costs, the return on average capital employed would be as stated on this line.

SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA (cont'd)
(unaudited)

                                                                                                   Corporate
                                             Oil Sands        Natural Gas         Sunoco       and eliminations       Total
                                          ---------------------------------------------------------------------------------------
           ($ millions)                   2001     2000      2001     2000     2001     2000     2001    2000     2001     2000
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOW BEFORE
FINANCING ACTIVITIES
Nine months ended September 30

CASH PROVIDED FROM (USED IN)
 OPERATING ACTIVITIES:
  Cash flow provided from (used in)
   operations
    Net earnings (loss)                     246      247      105       67       80       58      (69)    (106)     362      266
    Exploration expenses
     Cash                                     -        -        4       10        -        -        -        -        4       10
     Dry hole costs                           -        -        3       31        -        -        -        -        3       31
    Non-cash items included in earnings
     Depreciation, depletion and
      amortization                          166      170       52       60       41       41        -        -      259      271
     Future income taxes                     72      153       79       74       (4)       4      (37)     (68)     110      163
     Current income tax provision
      allocated to Corporate                 13       12        2        1       33       25      (48)     (38)       -        -
     (Gain) loss on disposal of assets        1        -        1     (148)       -       (1)       -        -        2     (149)
     Write off of oil shale assets            -        -        -        -        -        -       48      125       48      125
     Restructuring                            -        -       (3)      56        -        -        -        -       (3)      56
     Other                                   (9)       3        2        2        2        6        5       (8)       -        3
   Overburden removal outlays               (23)     (34)       -        -        -        -        -        -      (23)     (34)
   Overburden removal outlays - Project
    Millennium                              (55)     (12)       -        -        -        -        -        -      (55)     (12)
   Increase (decrease) in deferred
    credits and other                       (15)      (3)       -        1       (5)       -       11       14       (9)      12
                                         ------   ------      ---      ---      ---      ---     ----      ---   ------   ------
  Total cash flow provided from
   (used in) operations                     396      536      245      154      147      133      (90)     (81)     698      742

  Decrease (increase) in operating
   working capital                          (54)    (151)      52       42      (32)     (17)     (40)      42      (74)     (84)
                                         ------   ------      ---      ---      ---      ---     ----      ---   ------   ------

  Total cash provided from (used in)
   operating activities                     342      385      297      196      115      116     (130)     (39)     624      658
                                         ------   ------      ---      ---      ---      ---     ----      ---   ------   ------
CASH PROVIDED FROM (USED IN)
 INVESTING ACTIVITIES:
  Capital and exploration expenditures   (1 166)  (1 328)     (84)     (95)     (26)     (30)      (8)     (10)  (1 284)  (1 463)
  Deferred maintenance shutdown
   expenditures                              (4)      (1)      (2)       -        -       (9)       -        -       (6)     (10)
  Deferred outlays and other
   investments                               (2)      (5)      (1)       -        -       (6)      (6)       1       (9)     (10)
  Proceeds from disposals                    10      101        9      314        -        2        -        -       19      417
                                         ------   ------      ---      ---      ---      ---     ----      ---   ------   ------
  Total cash provided from (used in)
   investing activities                  (1 162)  (1 233)     (78)     219      (26)     (43)     (14)      (9)  (1 280)  (1 066)
                                         ------   ------      ---      ---      ---      ---     ----      ---   ------   ------
NET CASH SURPLUS (DEFICIENCY)
 BEFORE FINANCING ACTIVITIES               (820)    (848)     219      415       89       73     (144)     (48)    (656)    (408)
                                         ------   ------      ---      ---      ---      ---     ----      ---   ------   ------

SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA
(unaudited)

                                                                                                   Corporate
                                             Oil Sands        Natural Gas         Sunoco       and eliminations       Total
                                          ---------------------------------------------------------------------------------------
           ($ millions)                   2001     2000      2001     2000     2001     2000     2001    2000     2001     2000
---------------------------------------------------------------------------------------------------------------------------------
EARNINGS
Third quarter

REVENUES
Sales and other operating revenues         335      140       25       62      650      659        -        -    1 010      861
Intersegment revenues                       38      196       49       43        3        -      (90)    (239)       -        -
Interest                                     -        -        -        -        -        -        3        1        3        1
                                           ---      ---      ---      ---      ---      ---      ---     ----    -----      ---
                                           373      336       74      105      653      659      (87)    (238)   1 013      862
EXPENSES
Purchases of crude oil and products         31        -        -        -      450      451      (90)    (239)     391      212
Operating, selling and general             126      111       15       16       85       72       24       12      250      211
Exploration                                  -        -        2        6        -        -        -        -        2        6
Royalties                                    7       23       17       25        -        -        -        -       24       48
Taxes other than income taxes                3        4        1        1       90       89        1        -       95       94
Depreciation, depletion and
  amortization                              55       57       17       19       13       15        -        -       85       91
(Gain) loss on disposal of assets            1        -       (1)     (74)       -        -        -        -        -      (74)
Start-up expenses - Project Millennium      42       10        -        -        -        -        -        -       42       10
Write off of oil shale assets                -        -        -        -        -        -        -      125        -      125
Restructuring                                -        -       (2)      22        -        -        -        -       (2)      22
Interest                                     -        -        -        -        -        -        6        6        6        6
                                           ---      ---      ---      ---      ---      ---      ---     ----    -----      ---
                                           265      205       49       15      638      627      (59)     (96)     893      751
                                           ---      ---      ---      ---      ---      ---      ---     ----    -----      ---

EARNINGS (LOSS) BEFORE INCOME TAXES        108      131       25       90       15       32      (28)    (142)     120      111
Income taxes                               (39)     (55)     (12)     (47)      (3)     (13)       7       54      (47)     (61)
                                           ---      ---      ---      ---      ---      ---      ---     ----    -----      ---

NET EARNINGS (LOSS)                         69       76       13       43       12       19      (21)     (88)      73       50
                                           ---      ---      ---      ---      ---      ---      ---     ----    -----      ---

SUNCOR ENERGY INC.
SCHEDULES OF SEGMENTED DATA  (cont'd)
(unaudited)

                                                                                                   Corporate
                                             Oil Sands        Natural Gas         Sunoco       and eliminations       Total
                                          ---------------------------------------------------------------------------------------
           ($ millions)                   2001     2000      2001     2000     2001     2000     2001    2000     2001     2000
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOW BEFORE
 FINANCING ACTIVITIES
Third quarter

CASH PROVIDED FROM (USED IN)
 OPERATING ACTIVITIES:
  Cash flow provided from (used in)
   operations
    Net earnings (loss)                     69       76       13       43       12       19      (21)     (88)      73       50
    Exploration expenses
      Cash                                   -        -        1        3        -        -        -        -        1        3
      Dry hole costs                         -        -        1        3        -        -        -        -        1        3
    Non-cash items included in earnings
      Depreciation, depletion and
       amortization                         55       57       17       19       13       15        -        -       85       91
      Future income taxes                   30       51       11       47        3        1      (10)     (57)      34       42
      Current income tax provision
       allocated to Corporate                9        4        1        -        -       12      (10)     (16)       -        -
      (Gain) loss on disposal of assets      1        -       (1)     (74)       -        -        -        -        -      (74)
      Write off of oil shale assets          -        -        -        -        -        -        -      125        -      125
      Restructuring                          -        -       (3)      21        -        -        -        -       (3)      21
      Other                                  1        -        1        1        1        3        3      (10)       6       (6)
    Overburden removal outlays              (8)     (15)       -        -        -        -        -        -       (8)     (15)
    Overburden removal outlays--Project
      Millennium                           (18)     (12)       -        -        -        -        -        -      (18)     (12)
    Increase (decrease) in deferred
      credits and other                      -       (5)       1        1        1       (1)       4        6        6        1
                                          ----     ----      ---      ---      ---      ---      ---      ---     ----     ----
  Total cash flow provided from
   (used in) operations                    139      156       42       64       30       49      (34)     (40)     177      229

  Decrease (increase) in operating
   working capital                         (10)      14        9      (12)      (5)     (13)       8       16        2        5
                                          ----     ----      ---      ---      ---      ---      ---      ---     ----     ----

  Total cash provided from (used in)
   operating activities                    129      170       51       52       25       36      (26)     (24)     179      234
                                          ----     ----      ---      ---      ---      ---      ---      ---     ----     ----
CASH PROVIDED FROM (USED IN)
 INVESTING ACTIVITIES:
  Capital and exploration expenditures    (384)    (475)     (24)     (22)     (13)     (13)      (5)       3     (426)    (507)
  Deferred maintenance shutdown
   expenditures                             (2)       -        -        -        -       (1)       -        -       (2)      (1)
  Deferred outlays and other
   investments                              (2)       4       (1)       -        1        -        2        -        -        4
  Proceeds from disposals                   10        -        9      113        -        1        -        -       19      114
                                          ----     ----      ---      ---      ---      ---      ---      ---     ----     ----
  Total cash provided from (used in)
   investing activities                   (378)    (471)     (16)      91      (12)     (13)      (3)       3     (409)    (390)
                                          ----     ----      ---      ---      ---      ---      ---      ---     ----     ----
NET CASH SURPLUS (DEFICIENCY)
 BEFORE FINANCING ACTIVITIES              (249)    (301)      35      143       13       23      (29)     (21)    (230)    (156)
                                          ----     ----      ---      ---      ---      ---      ---      ---     ----     ----

SUNCOR ENERGY INC.
QUARTERLY OPERATING SUMMARY
(unaudited)


                                                                                                    Nine months     Total
                                                              For the quarter ended                    ended         year
                                               ----------------------------------------------------------------------------
                                               SEPT 30   June 30   Mar 31    Dec 31    Sept 30   SEPT 30  Sept 30
                                                 2001      2001     2001      2000      2000       2001     2000      2000
---------------------------------------------------------------------------------------------------------------------------
OIL SANDS
PRODUCTION (a)                                  116.5     109.7     113.4     110.0     114.2     113.2     115.3     113.9
SALES (a)
- light sweet crude oil                          54.2      55.0      53.0      64.0      61.4      54.0      64.4      64.3
- diesel                                         15.0      15.2      13.5      11.0       8.9      14.6       8.7       9.3
- light sour crude oil                           40.6      31.5      31.4      27.5      35.6      34.5      38.8      35.8
- bitumen                                         8.0      13.0       8.6      11.0       7.0       9.9       4.4       6.2
                                                -----     -----     -----     -----     -----     -----     -----     -----
                                                117.8     114.7     106.5     113.5     112.9     113.0     116.3     115.6
                                                -----     -----     -----     -----     -----     -----     -----     -----
AVERAGE SALES PRICE (b)
- light sweet crude oil                         35.20     36.05     36.09     37.22     36.21     35.78     34.68     35.31
- other (diesel, light sour
  crude oil and bitumen)                        28.21     27.12     25.66     23.71     27.84     27.08     28.17     27.09
- total                                         31.43     31.40     30.84     31.33     32.39     31.24     31.78     31.67
- total *                                       37.37     38.35     38.17     43.27     43.41     37.95     40.64     41.29
CASH OPERATING COSTS (1), (c)                   18.25     17.00     15.40     16.40     14.50     16.85     12.55     13.55
TOTAL OPERATING COSTS (2), (c)                  20.95     19.65     18.60     19.50     18.55     19.70     16.85     17.25

NATURAL GAS
GROSS PRODUCTION **
Conventional
- natural gas (d)                                 176       177       177       183       200       176       206       200
- natural gas liquids (a)                         2.4       2.3       2.3       2.5       2.8       2.4       3.1       3.0
- crude oil (a) ***                               1.5       1.5       1.7       1.6       3.6       1.5       5.1       4.2
- total (e)                                      33.2      33.3      33.5      34.6      39.7      33.2      42.5      40.5

AVERAGE SALES PRICE
- natural gas (f)                                3.90      6.78     10.73      8.02      4.63      7.12      3.74      4.72
- natural gas (f) *                              3.90      6.82     10.81      8.05      4.62      7.16      3.74      4.73
- natural gas liquids (b)                       30.26     39.32     45.07     43.00     39.56     38.05     34.94     36.66
- crude oil - conventional (b)                  33.17     36.75     37.35     36.01     33.09     35.78     28.79     29.50
- crude oil - conventional (b) *                37.86     42.30     42.12     44.35     42.31     40.77     39.31     39.80

NET WELLS DRILLED
Conventional - exploratory ****                     1         3         2         4         1         6        12        16
- development                                       7         3         2         4         5        12        15        19
                                                -----     -----     -----     -----     -----     -----     -----     -----
                                                    8         6         4         8         6        18        27        35
                                                -----     -----     -----     -----     -----     -----     -----     -----

SUNCOR ENERGY INC.
QUARTERLY OPERATING SUMMARY
(unaudited)

                                                                                                    Nine months     Total
                                                              For the quarter ended                    ended         year
                                               ----------------------------------------------------------------------------
                                               SEPT 30   June 30   Mar 31    Dec 31    Sept 30   SEPT 30  Sept 30
                                                 2001      2001     2001      2000      2000       2001     2000      2000
---------------------------------------------------------------------------------------------------------------------------
SUNOCO
REFINED PRODUCT SALES (g)
Transportation fuels
Gasoline - retail *****                          4.4        4.3       4.1       4.4       4.2       4.3       4.1       4.2
         - other                                 4.6        4.5       4.0       4.1       4.1       4.4       4.0       4.0
  Jet fuel                                       0.7        0.7       1.1       1.0       1.1       0.8       1.1       1.1
  Diesel                                         3.0        3.5       3.1       3.3       3.0       3.1       3.1       3.1
                                                ----       ----      ----      ----      ----      ----      ----      ----
                                                12.7       13.0      12.3      12.8      12.4      12.6      12.3      12.4
Petrochemicals                                   0.6        0.6       0.5       0.6       0.3       0.6       0.6       0.6
Heating oils                                     0.2        0.3       0.8       0.6       0.2       0.4       0.4       0.4
Heavy fuel oils                                  0.9        0.8       0.9       0.7       0.5       0.9       0.6       0.6
Other                                            0.7        0.6       0.4       0.5       0.6       0.6       0.6       0.6
                                                ----       ----      ----      ----      ----      ----      ----      ----
                                                15.1       15.3      14.9      15.2      14.0      15.1      14.5      14.6
                                                ----       ----      ----      ----      ----      ----      ----      ----

NATURAL GAS SALES (d  )                           95        102        92        95        74        96        79        83
                                                ----       ----      ----      ----      ----      ----      ----      ----

MARGINS (h)
Refining (3)                                     4.3        8.1       6.2       5.8       6.1       6.3       6.0       5.9
Retail (4)                                       5.9        7.6       6.1       7.0       6.4       6.5       6.5       6.6

CRUDE OIL SUPPLY AND REFINING

Processed at Suncor refinery (g)                11.0       10.9       9.8      10.5      10.7      10.6      11.0      10.9
Utilization of refining capacity (%)              99         98        88        95        96        95        99        98


*    Excludes the impact of hedging activities.
** Currently all Natural Gas production is located in the Western Canada Sedimentary Basin.
*** Before deducting third quarter 2001 Alberta Crown royalty of 0.3 thousand barrels per day (third quarter 2000 - 0.5 thousand barrels per day).
**** Excludes exploratory wells in progress.
*****Excludes sales through joint venture interests.

(a) thousands of barrels per day                      (d) millions of cubic feet per day    (g) thousands of cubic metres per day
(b) dollars per barrel                                (e) BOE (6:1 basis) per day           (h) cents per litre
(c) dollars per barrel rounded to the nearest $0.05   (f) dollars per thousand cubic feet


DEFINITIONS
(1) Cash operating costs  - operating, selling and general expenses, taxes other than income taxes and overburden cash expenditures for the period
(2) Total operating costs - cash and non-cash operating costs (total Oil Sands expenses less purchases of crude oil and products and royalties in Schedules of Segmented Data).
(3) Refining margin       - average wholesale unit price from all products
                            minus average unit cost of crude oil.
(4) Retail margin         - average street price of Sunoco branded retail
                            gasoline minus refining gasoline price.

METRIC CONVERSION
Crude oil, refined products, etc.   1m3 (cubic metre) = approx. 6.29 barrels
Natural gas                         1m3 (cubic metre) = approx. 35.49 cubic feet

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    SUNCOR ENERGY INC.


Date: October 25, 2001              By: /s/ JANICE B. ODEGAARD
                                        ------------------------------------
                                        JANICE B. ODEGAARD
                                        Associate General Counsel and
                                        Assistant Secretary